Exhibit 99.1

Todos Medical Provides Corporate Update

●	Corona Diagnostics JV adds COVID-19 EUA-submitted point-of-care antibody test kit suppliers
●	Ongoing pre-commercial clinical trial for TMB-1 and TMB-2 progressing despite COVID-19
●	Full acquisition of Breakthrough Diagnostics JV pending completion of independent valuation
●	Acquisition of Provista Diagnostics and related Nasdaq listing remain on track for Q2/2020

REHOVOT, ISRAEL, SINGAPORE and NEW YORK, NY, April 09, 2020 (GLOBE NEWSWIRE) -- via NEWMEDIAWIRE -- Todos Medical Ltd. (TOMDF), a pre-commercial stage in vitrodiagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, announces that its President and Chief Executive Officer Gerald E. Commissiong has provided the following corporate update on the Company’s ongoing initiatives, including progress with its novel coronavirus (COVID-19) joint venture Corona Diagnostics, LLC, the ongoing breast cancer commercialization trial with its proprietary blood spectroscopy platform, and the pending acquisition of its Alzheimer’s disease joint venture Breakthrough Diagnostics, Inc.

COVID-19 screening/diagnostic testing update

Point-of-Care (POC) Blood Antibody Test Kits (“Ab POC Test Kits”)

Our distribution partner Gibraltar Brothers has entered into agreements to diversify its manufacturing supplies of Ab POC Test Kits for U.S. and select international sales to also include two additional POC Test Kits whose manufacturers have both already notified the U.S. Food and Drug Administration (FDA) of an Emergency Use Authorization (EUA) application, as well have both already received full Chinese National Medical Products Administration (NMPA) approval. Through our entities and teams in the U.S., Israel and Singapore, we are working through the various regulatory and international import/export requirements in order to initiate sales in the United States and abroad. Given the tremendous competitive international demand for these Ab POC Test Kits, we felt it was important to accelerate corporate EUA-related application timelines so that we can begin discussions in earnest with prospective clients, as well as diversify our POC antibody test kit supply chain to ensure the timely delivery once orders are placed. We will seek to continue to expand this supply chain as we prepare for commercial launch, and continue to stay on the leading edge of the technology in the Ab POC Test Kit market given the rapidly evolving regulatory and international trade landscape in this field.

We are working with a leading pulmonologist in Southern California to clinically validate the initial fingerprick Ab POC Test Kit to which we gained rights last month. We expect to complete that validation process in the near future, after which we will notify the FDA of our prospective EUA application on behalf of Shanghai Liangrun’s original manufacturer later this month within the 15-day post-commercial launch window allowed by the FDA under EUA serology test guidelines. We have developed a strong working relationship with Shanghai Liangrun’s team and believe there may be areas for further collaboration in the future. We believe emerging concerns about the clinical utility of these Ab POC Test Kits will be overcome with proper US-based clinical validation to determine the most sensitive among them, innovation in the space with regards to the scientific literature evaluating other antibodies of interest in the future, as well as proper education regarding best practices for use by healthcare providers (HCPs), and therefore are also focused on engaging with HCPs to educate them on the appropriate role Ab Test Kits can play in the quickly evolving COVID-19 testing paradigm. We also believe there will be a significant opportunity to use these Ab POC Test for potential at-home testing strategies in combination with HCPs’ monitoring test administration and recording of results once the various appropriate safeguards are put in place to overcome the regulatory impediments that currently exist in the US.

One of the biggest advantages of Ab POC Test Kits is that we will be able to identify those who have been previously exposed to COVID-19, as well as begin to understand whether this prior exposure confers immunity, or if long-term side effects emerge. This will be critically important as populations seek to begin to de-escalate isolation strategies so that we can understand who is most at-risk for initial infection, as well as monitor individuals for potential reinfection. While IgM is generally believed to upregulate in the blood roughly 2-7 days after initial infection and downregulate within 3-4 weeks after initial infection, IgG appears to upregulate roughly 10 days post-infection and may remain upregulated for significantly longer. It is believed IgG could remain upregulated for as long as three years post-infection, as has been seen in response to other viral infections. These biomarkers could be used to help establish individuals’ “COVID status,” thus presenting tremendous potential as a key tool as we seek to the return to normal life. We believe, as do several experts in the field, that these biomarkers should be explored on a population basis in order to understand the true spread of the virus, and therefore we believe there will be a long-lasting opportunity for Todos to make a meaningful long-term impact for the benefit of our communities.

Real-Time Polymerase Chain Reaction (RT-PCR) Test Kits Utility in relation to Ab POC Test Kits

Despite certain unavoidable export delays in getting the shipment of 3DMed’s proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR (polymerase chain reaction) machine (3D Machine) and related RT-PCR test kits out of China, we are now preparing to receive those machines and complete the validation of the automation component of our PCR test kit strategy in our partner Provista’s lab in Alpharetta, GA as part of the research validation studies required for CLIA certification. We have reviewed the specifications of dozens of other PCR test kit manufacturers, and believe 3DMed’s systems may be one of the best systems on the market due to its ability to consistently detect very low viral copy count. While some POC PCR systems provide physicians with ease of use, we have identified the increased potential among those other systems for false negatives as high viral copy count specifications may result in missed early (or late) diagnosis due to the virus being present in low concentration in the oropharyngeal or nasopharyngeal structures at the time of sample collection. As such, we are taking the approach that a simple antibody blood screening tool may be helpful, in combination with other risk factors, in stratifying the patient population ahead of advancing patients to more sensitive diagnostic PCR testing with 3DMed’s systems and reagents.

Additionally, given that 3DMed is able to test for COVID-19, as well as influenza A and influenza B, there is a potentially reduced risk of retesting and/or readmission of a patient with a negative COVID-19 test result because many of those negative patients, who have historically suffered from the flu which presents with clinical symptoms similar to COVID-19, would not receive a definitive diagnosis without this additional influenza A or influenza B nucleic acid test. As a result, they would likely need to come back to the physician for additional testing, thereby putting further strain on already-stretched healthcare systems at the current time, while also putting themselves and others at increased risk of infection.

We also have begun non-automated PCR validation in the lab because we are now evaluating offering COVID-19 stool testing service given the emerging body of evidence that suggests the virus may reside in the gastrointestinal (GI) tract while the viral load in the upper respiratory tract is in decline. Additionally, there is significant heterogeneity in the individual operator oropharyngeal or nasopharyngeal samples collection process in addition to patient heterogeneity of oropharyngeal or nasopharyngeal viral load at different time points in the course of the disease. These challenges lead to potential false negatives and create more opportunity for the virus to spread. This GI tract approach requires further validation to fully understand its impact on disease diagnosis, monitoring and prognosis.

Establishing novel COVID-19 screening and diagnostic protocols

Our objective with this dual Ab POC Test kit/PCR strategy is to establish a highly scalable protocol using the antibody test kits to help physicians quickly triage patients into risk categories (high risk, medium risk, low risk, no risk) using the IgM/IgG test, in combination with clinical symptoms and other measures, and advance only those at higher risk based on policymakers’ decision-making to guide access to PCR testing. This would allow policymakers to focus limited PCR testing resources on patients at higher risk of poor outcomes to the more expensive and invasive PCR testing. We believe with this strategy that we can increase patient throughput for HCPs and begin to reduce the backlog on the PCR testing system, while simultaneously improving PCR testing throughput with 3DMed’s automated extraction platform, in addition to the other platforms that are coming online. We believe that many governments, HCPs and payors (self-insured employers and insurance companies) will be looking for comprehensive testing solutions that will allow them to reintegrate people back into the workforce, and as such being a “one-stop shop” for all testing needs could be a valuable niche in the long run. In the short term, this strategy will allow us to broadly distribute the POC antibody test kits to HCPs while reflexing positive results to PCR testing and work to develop compliant telemedicine solutions that allow for the use the POC test kits at home where potentially two consecutive negative tests several days apart could provide the initial certification to get back to work. We intend to provide further clinical and commercial updates as key milestones in this program are achieved.

Total Biochemical Infrared Analysis (TBIA) spectroscopy platform progress

The Company has continued to advance its ongoing European pre-commercial breast cancer clinical trial in Romania investigating our proprietary TBIA spectroscopy platform using Fourier Transformed Infrared Analysis (FTIR) with our European commercial partner Orot+ (a division of Luces-Orot). The ongoing clinical trial for our breast cancer screening tests for dense breasts (TMB-2) and for all breast densities (TMB-1) has recruited nearly 50% of the subjects needed to satisfy the requirements for commercial launch in Europe under our CE mark, despite significant recent slowdown due to COVID-19. We expect to complete enrollment for this study later in the year, with an expected launch immediately thereafter.

Concurrent with today’s update, the Company is announcing that it has received a notice of allowance from the U.S. Patent & Trademark Office covering the use of our TBIA FTIR platform to identify benign ovarian tumors. This pending patent issuance complements our existing intellectual property portfolio that covers the use of our TBIA FTIR platform to detect malignant solid tumors.

Acquisition of Breakthrough Diagnostics, Inc. for Alzheimer’s blood diagnostic LymPro Test™

The Company has been seeking to complete the acquisition of Breakthrough Diagnostics due to the tremendous potential of the LymPro Test™ as a diagnostic blood test for Alzheimer’s disease. We have commissioned an independent third-party valuation of LymPro in order to fulfill the necessary requirements to complete the acquisition later this quarter. We believe that a blood test for Alzheimer’s disease remains one of the most elusive and valuable diagnostic tests sought by medical professionals. We further believe that our solution may fundamentally impact how we address Alzheimer’s disease by allowing for early diagnosis and early enrollment into clinical trials. It may also assist in the development of new therapeutic strategies that have greater success in treating Alzheimer’s disease at its earliest stages, prior to significant brain damage.

Proposed Nasdaq Listing, Provista Diagnostics Acquisition and Closing Summary

We remain on track to complete the proposed listing of Todos’ shares onto the Nasdaq CM™ marketplace, as well as complete the acquisition of Provista Diagnostics in the second quarter of 2020 to gain ownership of its proprietary commercial-stage negative predictive value breast cancer blood test Videssa® and its CLIA/CAP certified lab.

At the beginning of this year, we certainly did not expect to be entering the second quarter with a key focus on a novel viral disease that caused a global pandemic. Notwithstanding this, we saw the tremendous need to bring our diagnostic expertise to the forefront to combat this complex virus, and believe our expertise could help mitigate the overwhelming economic destruction COVID-19 has unleashed on world economies, in particular in the United States. We believe we are well positioned to execute upon our diagnostic testing paradigm, which is ultimately quite similar to other testing paradigms we are developing for cancer and Alzheimer’s disease, and are proud to stand in solidarity with our colleagues in the fight against COVID-19. As we look to make an impact on this disease by bringing our expertise to bear, we are in awe at our colleagues in the scientific, medical and policymaking fields who have all rallied around this global fight against the virus. We believe that this is a fight we can contribute to, and that together with our colleagues in the scientific, medical and policy fields we can win.

Lastly, we continue to work toward a NASDAQ listing for Todos’ common stock in the second quarter of 2020. I thank you for taking the time to read this update and look forward to sharing progress with you as we move forward.

Gerald E. Commissiong

President & CEO

About the SARS-CoV-2 Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries worldwide. COVID-19 is the disease caused by SARS-CoV-2.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The Company’s state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis that deploys deep examination into cancer’s influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos’ two internally-developed cancer-screening tests, TMB-1 and TMB-2, have received a CE mark in Europe and are currently in a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire U.S.-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista’s proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the second quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer’s disease. Todos expected to complete the remaining unowned interest in Breakthrough in the second quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The Company has entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (Shanghai), for its proprietary colloidal gold immunochromatography (Colloidal Gold) point-of-care IgM/IgM-based antibody test kits, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). Todos has formed Corona Diagnostics, LLC, a joint venture with Emerald Organic Products, Inc. (EMOR), to support the commercialization of its COVID-19 testing paradigm.

For more information, please visit https://www.todosmedical.com/

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact:

Daniel Hirsch

Todos Medical

(347) 699-0029

Dan.h@todosmedical.com

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